UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNIVERSAL FOOD & BEVERAGE COMPANY

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

9135 13 107

(CUSIP Number)

Duane N. Martin

c/o Carl A. Neumann, Esq.

Holland & Knight LLP

1 Mid America Plaza, 10th Floor

Oak Brook Terrace, Illinois 60181

(312) 263-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 913513107	Page 2 of 6

1	Names of Reporting Persons Duane N. Martin
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds NOT APPLICABLE
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of shares beneficially Owned by each Reporting person with	7 Sole voting power 4,666,668* 8 Shared voting power -0- 9 Sole dispositive power 4,666,668* 10 Shared dispositive power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,666,668*
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares NOT APPLICABLE	☐
13	Percent of Class Represented by Amount in Row (11) 16.68%*	☐
14	Type of Reporting Person IN

*	The amount reported includes 333,334 shares held by the Reporting Person’s spouse, as well as warrants to purchase 333,334 shares exercisable within 60 days held by the Reporting Person’s spouse, as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 913513107	Page 3 of 6

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Universal Food & Beverage Company, a Nevada corporation f/k/a Cardinal Minerals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 3830 Commerce Drive, St. Charles, Illinois 60174.

Item 2. Identity and Background.

(a)	Name of Persons Filing:

Duane N. Martin

(b)	Address of Principal Business Office or if None, Residence:

3830 Commerce Drive

St. Charles, Illinois 60174

(c)	Director, Chairman and Chief Executive Officer of Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On March 2, 2005, the Reporting Person acquired beneficial ownership of 4,666,668* shares of Common Stock of the Issuer in connection with a Share Exchange and Plan of Reorganization dated as of September 28, 2004 (“Reorganization Agreement”) among the Issuer, Universal Food & Beverage Company, a Delaware corporation (“UFB”) and the shareholders of UFB, including the Reporting Person.

Pursuant to the Reorganization Agreement, (i) each share of the common stock of UFB (including the shares of UFB common stock held by the Reporting Person), was exchanged for one (1) share of the Issuer’s Common Stock, and (ii) all rights to acquire shares of common stock of UFB were exchanged for rights to acquire the Issuer’s Common Stock on a one-for-one basis.

*	The amount reported includes 333,334 shares of Common Stock held by the Reporting Person’s spouse, as well as warrants to purchase 333,334 shares of Common Stock exercisable within 60 days held by the Reporting Person’s spouse, as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 913513107	Page 4 of 6

Item 4. Purpose of Transaction.

On March 2, 2005, as a result of the share exchange and other transactions contemplated by the Reorganization Agreement identified in Item 3 above:

•	The Issuer effected a one (1)-for-ten (10) reverse stock split of its Common Stock outstanding immediately prior to the share exchange;

•	The Issuer changed its name to “Universal Food & Beverage Company”;

•	UFB became a wholly owned subsidiary of the Issuer,

•	the former UFB shareholders collectively were issued 24,634,345 shares of the Issuer’s Common Stock as of that date owned approximately 90.19% of the 27,313,554 issued and outstanding shares of the Issuer’s Common Stock; and

•	the outstanding rights, warrants and options to acquire 13,184,345 shares of UFB common stock became rights, warrants and options to acquire 13,184,345 shares of the Issuer’s Common Stock on a one-for-one basis on the same economic terms.

As a result of the share exchange and the terms of the Reorganization Agreement described above, there was a change of control of the Company.

Immediately prior to their resignation, contingent on the consummation of the Reorganization Agreement, the board of directors of the Issuer appointed Duane N. Martin and Marc R. Fry as directors of the Company and appointed Duane N. Martin, Marc R. Fry and Ralph M. Passino, as the principal officers of the Company, as disclosed in the Schedule 14(f) dated January 25, 2005, of the Issuer previously filed with the SEC. The Issuer’s other directors and officers resigned from their positions as of the effectiveness of the share exchange.

Item 5. Interest in Securities of the Issuer.

(a)	Number of Shares beneficially owned by the Reporting Person:

An aggregate of 4,666,668* shares of Common Stock are reported as beneficially owned by the Reporting Person, representing 16.68% of the Issuer’s Common Stock (based upon 27,313,554 shares of common stock outstanding, as reported by the Issuer in its Form 8-K dated as of March 2, 2005 and filed with the SEC on March 7, 2005).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,666,668*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,666,668*

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	The Reporting Person has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person, other than the Reporting Person’s spouse as to that Common Stock identified in this filing as held in her name.

*	The amount reported includes 333,334 shares held by the Reporting Person’s spouse, as well as warrants to purchase 333,334 shares exercisable within 60 days held by the Reporting Person’s spouse, as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 913513107	Page 5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

The Reporting Person has a security interest in 3,000,000 shares of the Issuer’s Common Stock held by Marc R. Fry pursuant to a promissory note and security agreement dated February 28, 2005 in the principal amount of $100,000 delivered to him by Mr. Fry.

Item 7. Material to be Filed as Exhibits.

1.	Share Exchange and Plan of Reorganization dated as of September 28, 2004, and filed as Exhibit 2.1 to the Issuer’s Form 8-K dated September 28, 2004, filed with the SEC on October 1, 2004, and incorporated herein by reference.

2.	Promissory Note and Security Agreement dated February 28, 2005 made by Marc S. Fry (filed herewith).

CUSIP No. 913513107	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2005

/s/ Duane N. Martin
Duane N. Martin

Exhibit 2 to Schedule 13D

PROMISSORY NOTE AND SECURITY AGREEMENT

$100,000.00	February 28, 2005

FOR VALUE RECEIVED, MARC FRY, an individual resident of Michigan (“Maker”), hereby promises to pay to the order of DUANE MARTIN, an individual resident of Illinois (“Holder”) the sum of ONE HUNDRED THOUSAND AND NO/100 ($100,000.00), together with all accrued and unpaid interest under this Note, on August 31, 2007 (the “Maturity Date”).

The outstanding principal balance under this Note shall accrue interest at the annual rate of three and 8/100 percent (3.08%).

In connection with this Note, Holder shall make the loan disbursement to Maker in the amount of One Hundred Thousand and 00/100 Dollars ($100,000.00) on August 31, 2005.

Maker may prepay this Note, in whole or in part, at any time prior to the Maturity Date without premium or penalty.

All payments due from Maker to Holder under this Note shall be payable at the address designated by Holder. Until a different address is specified by Holder, Maker shall make the payments due under this Note to Holder at the following address:

Duane Martin

2420 High Meadow Road

Naperville, Illinois 60564

As security for the full payment and performance by Maker of all of his obligations under the Note, Maker hereby pledges, assigns, hypothecates, delivers and sets over to the Holder all right, title and interest in and to Three Million (3,000,000) restricted shares of the Common Stock in Universal Food & Beverage Company, a Delaware corporation (the “Pledged Stock”) that is registered in the name of Maker, and hereby grants to the Holder a first security interest in all such Pledged Stock and in any and all proceeds thereof and substitutions therefor. Pursuant to the foregoing pledge, Maker has delivered to Holder certificates for the Pledged Stock, together with stock powers executed in blank. Upon an event of default under this Note, Holder shall have the rights and remedies of a secured party available to it under applicable law with respect to the Pledged Stock. Upon full payment of this Note on or before the Maturity Date, Holder shall promptly return the Pledged Stock to Maker.

The unpaid principal balance of this Note together with all accrued and unpaid interest shall become immediately due and payable at the option of the Holder upon the occurrence of any of the following events of default: (a) if Maker shall fail to make payment of any amount due under this Note; (b) if a petition in bankruptcy is filed by Maker under the Bankruptcy Code or under any other insolvency law providing for the relief of debtors; (c) if Maker becomes insolvent or signs an assignment for the benefit of creditors, or if any appointment is made of a receiver or trustee for the property of Maker; or (d) if a petition is filed against Maker under the Bankruptcy Code and is not dismissed within ninety (90) days of filing.

Acceleration, notice of acceleration, demand, presentment, protest, and notice of nonpayment and protest are hereby waived by Maker.

Maker agrees to pay all of the reasonable costs and expenses incurred by Holder in enforcing the terms of this Note, including reasonable attorneys’ fees.

Whenever in this Note there is reference made to Maker or Holder, that reference shall be deemed to include, as applicable, a reference to the respective heirs, legal representatives, successors, and assigns of Holder and to the successors and assigns of Maker. The provisions of this Note shall be binding upon and shall inure to the benefit of the heirs, legal representatives, successors, and assigns of Maker and Holder. This Note has been signed, delivered, and accepted at Naperville, Illinois, and it shall be interpreted in accordance with the internal laws of the State of Illinois. Venue for any action brought to enforce the provisions of this Note shall be in Cook or DuPage County, Illinois.

/s/ Marc Fry
MARC FRY

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